UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  000-29510

SMED INTERNATIONAL INC.

(Exact name of registrant as specified in its charter)

10 Smed Lane S.E.
Calgary, Alberta, Canada T2C 4T5
(403) 203-6000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[_]

Rule 12g-4(a)(1)(ii)	[_]	Rule 12h-3(b)(1)(ii)	[_]

Rule 12g-4(a)(2)(i)	[_]	Rule 12h-3(b)(2)(i)	[_]

Rule 12g-4(a)(2)(ii)	[_]	Rule 12h-3(b)(2)(ii)	[_]

Rule 15d-6	[_]

        Appropriate number of holders of record as of the certification or notice date:  One

        Pursuant to the requirements of the Securities Exchange Act of 1934, SMED International Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 26, 2005	By: /s/ James R. Wiersma Name: James R. Wiersma Title: Treasurer

Explanatory Note:

On March 10, 2000, following a successful tender offer for all of SMED’s shares, Haworth, Inc. purchased all of the outstanding stock of SMED International Inc., thereby becoming SMED’s sole shareholder. On April 24, 2000, SMED submitted a Form 15 to the SEC to deregister its common shares. However, due to a clerical error, the Form 15 was not recorded and so this Form 15 is being submitted to update the public record.